July 26, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Christian Windsor

Re: First Mid-Illinois Bancshares, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 8, 2016
File No. 333-212000

Dear Mr. Windsor:
We are in receipt of your comment letter dated July 13, 2016 to Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2016 by First Mid-Illinois Bancshares, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). We are also providing via courier two copies of Amendment No. 2, and two copies of Amendment No. 2 marked to show changes to Amendment No. 1.
Questions and Answers About The Merger
Is the merger consideration subject to adjustment, page 2

1.
We note your response to comment 3. Please disclose First Clover Leaf’s consolidated stockholder’s equity as of the end of the June 30, 2016 quarter so that investors are better able to assess whether this limitation is likely to impact the merger consideration. Also, discuss any known material adjustments that might decrease First Clover Leaf’s consolidated shareholders equity. Please make corresponding revisions throughout your prospectus.

The Company’s Response:

As respectfully discussed with the Commission’s staff, the amount of First Clover Leaf’s consolidated stockholders’ equity as of the end of the June 30, 2016 quarter is not yet available, however, the disclosure on page 2 and throughout the prospectus has been revised, in response to the Commission’s comment, to state that as of the date of the joint proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $80,700,000.

July 26, 2016

The Merger

Interests of certain persons in the merger

Post-Merger Compensation Arrangements with First Mid, page 72

2.
We note your response to comment 6. Revise this section to identify the executive officers or directors of First Clover Leaf that you have had discussions with regarding potential roles with the combined company. Also, if the interests of the executive officers and directors change prior to effectiveness, including the entry into any additional agreements, this section should be revised to provide First Clover Leaf’s investors with an understanding of how the interests of management and the board might differ from those of shareholders.

The Company’s Response:

The disclosure on page 72 has been revised in response to the Commission’s comment. The interests of the executive officers and directors have not changed and will not change prior to effectiveness.

Material U.S. Federal Income Tax Consequences of the Merger, page 76

3.
We note your revisions in response to comment 7. Please delete the assumptions that the merger will qualify as a reorganization contained in the second paragraph on page 77, the first sentence of the last paragraph on page 6 and the third sentence of the second paragraph on page 11. Since you have received opinions from counsel that, subject to the assumptions, the merger will qualify under Section 368(a) of the Code, it is not appropriate to “assume” that the merger qualifies under that section of the Code.

The Company’s Response:

The disclosure on pages 6, 11 and 77 has been revised in response to the Commission’s comment.

______________
In connection with the Company’s response to the Commission’s comments, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 26, 2016

Please contact me at (217) 258-9520 should you have any questions regarding our responses or any related matters.
Sincerely,

First Mid-Illinois Bancshares, Inc.

By:
Title:    Chairman, President and Chief Executive Officer